Pricing supplement no. 1572
*To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 192-A-III dated March 10, 2011*

Registration Statement No. 333-155535
Dated August 26, 2011
Rule 424(b)(2)

JPMorgan Chase & Co.

Structured Investments	$167,000

10.00% per annum Callable Yield Notes due August 31, 2012
Linked to the Lesser Performing of the SPDR® S&P® Metals & Mining ETF and the iShares® MSCI Brazil Index Fund

General

- The notes are designed for investors who seek a higher interest rate than the current yield on a conventional debt security with the same maturity issued by us or an issuer with a comparable credit rating. Investors should be willing to forgo the potential to participate in the appreciation of either the SPDR® S&P® Metals & Mining ETF or the iShares® MSCI Brazil Index Fund and to forgo dividend payments. Investors should be willing to assume the risk that the notes may be called and the investors will receive less interest than if the notes were not called and the risk that, if the notes are not called, the investors may lose some or all of their principal at maturity.
- The notes will pay 10.00% per annum interest over the term of the notes, assuming no Optional Call. **However, the notes do not guarantee any return of principal at maturity. Instead, if the notes are not called, the payment at maturity will be based on the performance of the Lesser Performing Underlying and whether the closing price of either Underlying is less than the Starting Underlying Level of such Underlying by more than the Protection Amount on any day during the Monitoring Period, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The notes may be called, in whole but not in part, at our option on any of the Optional Call Dates set forth below. If the notes are called pursuant to an Optional Call, payment on the Optional Call Date for each $1,000 principal amount note will be a cash payment of $1,000, plus any accrued and unpaid interest, as described below.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing August 31, 2012*
- The payment at maturity is *not* linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof

Key Terms

Underlyings:	The SPDR® S&P® Metals & Mining ETF and the iShares® MSCI Brazil Index Fund (each an "Underlying," and collectively, the "Underlyings"). For additional information about the SPDR® S&P® Metals & Mining ETF, see Appendix A to this pricing supplement. For additional information about the iShares® MSCI Brazil Index Fund, see Appendix B to this pricing supplement.
Interest Rate:	10.00% per annum over the term of the notes, assuming no Optional Call, paid monthly and calculated on a 30/360 basis. The notes may be called, in whole but not in part, at our option (such an event, an "Optional Call") on any of the Optional Call Dates set forth below.
Protection Amount:	**With respect to the SPDR® S&P® Metals & Mining ETF, $22.30 initially, which is equal to 40.00% of the Starting Underlying Level of the SPDR® S&P® Metals & Mining ETF, subject to adjustments. With respect to the iShares® MSCI Brazil Index Fund, $24.544 initially, which is equal to 40.00% of the Starting Underlying Level of the iShares® MSCI Brazil Index Fund, subject to adjustments.**
Pricing Date:	August 26, 2011
Settlement Date:	On or about August 31, 2011
Observation Date:	August 28, 2012
Maturity Date*:	August 31, 2012
CUSIP:	48125XE36
Monitoring Period:	The period from but excluding the Pricing Date to and including the Observation Date
Interest Payment Dates:	Interest on the notes will be payable monthly in arrears on the last calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date or the relevant Optional Call Date, as applicable (each such day, an "Interest Payment Date"), commencing September 30, 2011. See "Selected Purchase Considerations — Monthly Interest Payments" in this pricing supplement for more information.
Payment at Maturity:	If the notes are not called, the payment at maturity, in excess of any accrued and unpaid interest, will be based on whether a Trigger Event has occurred and the performance of the Lesser Performing Underlying. If the notes are not called, for each $1,000 principal amount note, you will receive $1,000 plus any accrued and unpaid interest at maturity, *unless*: (a) the Ending Underlying Level of any Underlying is less than the Starting Underlying Level of such Underlying; *and* (b) a Trigger Event has occurred. If the notes are not called and the conditions described in (a) and (b) are satisfied, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any accrued and unpaid interest, will be calculated as follows: $1,000 + ($1,000 x Lesser Performing Underlying Return) *You will lose some or all of your principal at maturity if the notes are not called and the conditions described in (a) and (b) are both satisfied.*
Trigger Event:	A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount.
Underlying Return:	With respect to each Underlying, the Underlying Return is calculated as follows: $$\frac{\text{Ending Underlying Level} - \text{Starting Underlying Level}}{\text{Starting Underlying Level}}$$
Optional Call:	We, at our election, may call the notes, in whole but not in part, on any of the Optional Call Dates prior to the Maturity Date at a price for each $1,000 principal amount note equal to $1,000 plus any accrued and unpaid interest to but excluding the applicable Optional Call Date. If we intend to call your notes, we will deliver notice to DTC at least five business days before the applicable Optional Call Date.
Optional Call Dates*:	November 30, 2011, February 29, 2012 and May 31, 2012
Additional Key Terms:	See "Additional Key Terms" on the next page.

* Subject to postponement as described under "Description of Notes — Payment at Maturity" and "Description of Notes — Payment Upon Optional Call," as applicable, in the accompanying product supplement no. 192-A-III

Investing in the Callable Yield Notes involves a number of risks. See "Risk Factors" beginning on page PS-9 of the accompanying product supplement no. 192-A-III and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$50	$950
Total	$167,000	$8,350	$158,650

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., will receive a commission of $50.00 per $1,000 principal amount note and, with respect to $82,000 aggregate principal amount notes, will use a portion of that commission to allow selling concessions to certain affiliated or unaffiliated dealers of $2.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which have been allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. For the remainder of the notes sold in this offering, the other dealers will forgo all of their selling concessions. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-95 of the accompanying product supplement no. 192-A-III.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

August 26, 2011

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 192-A-III dated March 10, 2011. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 29, 2011 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 192-A-III, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 192-A-III dated March 10, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211001693/e42021_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Starting Underlying Level:	With respect to each Underlying, the closing price of such Underlying on the Pricing Date, which was $55.75 for the SPDR® S&P® Metals & Mining ETF and $61.36 for the iShares® MSCI Brazil Index Fund, *divided by* the Share Adjustment Factor for such Underlying
Ending Underlying Level**:	With respect to each Underlying, the closing price of one share of such Underlying on the Observation Date.
Share Adjustment Factor:	With respect to each Underlying, 1.0 on the Pricing Date and subject to adjustment under certain circumstances. See "Description of Notes — Payment at Maturity" and "General Terms of Notes — Anti-Dilution Adjustments" in the accompanying product supplement no. 192-A-III for further information about these adjustments.
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Return of the SPDR® S&P® Metals & Mining ETF and the Underlying Return of the iShares® MSCI Brazil Index Fund

** Subject to adjustment in the event of a market disruption event or non-trading day on the Observation Date as described under "Description of Notes — Postponement of a Determination Date — Notes with a maturity of not more than one year" in the accompanying product supplement no. 192-A-III

Selected Purchase Considerations

- **THE NOTES OFFER A HIGHER INTEREST RATE THAN THE YIELD ON DEBT SECURITIES OF COMPARABLE MATURITY ISSUED BY US OR AN ISSUER WITH A COMPARABLE CREDIT RATING** — The notes will pay interest at a rate of 10.00% per annum over the term of the notes, assuming no Optional Call, which is higher than the yield currently available on debt securities of comparable maturity issued by us or an issuer with a comparable credit rating. Because the notes are our senior unsecured obligations, any interest payment or any payment at maturity is subject to our ability to pay our obligations as they become due.

- **MONTHLY INTEREST PAYMENTS** — The notes offer monthly interest payments at a rate of 10.00% per annum over the term of the notes, assuming no Optional Call. Interest will be payable monthly in arrears on the last calendar day of each month, up to and including the final monthly interest payment, which will be payable on the Maturity Date or the applicable Optional Call Date, as applicable (each such day, an "Interest Payment Date"), commencing September 30, 2011. Interest will be payable to the holders of record at the close of business on the business day immediately preceding the relevant Interest Payment Date or the applicable Optional Call Date, as applicable. If an Interest Payment Date or the applicable Optional Call Date is not a business day, payment will be made on the next business day immediately following such day, but no additional interest will accrue as a result of the delayed payment. For example, the monthly Interest Payment Date for December 2011 is December 31, 2011, but because December 31, 2011 is a Saturday, payment of interest with respect to that Interest Payment Date will be made on January 3, 2012, the next succeeding business day.

- **POTENTIAL EARLY EXIT AS A RESULT OF THE OPTIONAL CALL FEATURE** — If the notes are called pursuant to an Optional Call, on the applicable Optional Call Date, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Optional Call Date.

- **THE NOTES DO NOT GUARANTEE THE RETURN OF YOUR PRINCIPAL IF THE NOTES ARE NOT CALLED** — If the notes are not called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is not less than its Starting Underlying Level. A Trigger Event occurs if, on any day during the Monitoring Period, the closing price of any Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount. **However, if the notes are not called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you could lose the entire principal amount of your notes.**

- **EXPOSURE TO EACH OF THE UNDERLYINGS** — The return on the notes is linked to the Lesser Performing Underlying, which will be either the SPDR® S&P® Metals & Mining ETF or the iShares® MSCI Brazil Index Fund.

The SPDR® S&P® Metals & Mining ETF is an exchange-traded fund of SPDR® Series Trust, which is a registered investment company that consists of numerous separate investment portfolios. SSgA Funds Management, Inc. ("SSFM") is the investment adviser for the SPDR® S&P® Metals & Mining ETF. The SPDR® S&P® Metals & Mining ETF trades on NYSE Arca, Inc. (the "NYSE Arca") under the ticker symbol "XME." The SPDR® S&P® Metals & Mining ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P Metals & Mining Select Industry Index. The S&P Metals & Mining Select Industry Index is an equal-weighted index that is designed to measure the performance of the metals and mining sub-industry portion of the S&P® Total Market Index, a benchmark that measures the performance of the U.S. equity market. For additional information about the SPDR® S&P® Metals & Mining ETF, see Appendix A to this pricing supplement.

The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares®, Inc., which is a registered investment company that consists of numerous separate investment portfolios. BlackRock Fund Advisors ("BFA") is the Index Fund's investment adviser. The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian equity market, as measured by the MSCI Brazil Index. The MSCI Brazil Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For additional information about the iShares® MSCI Brazil Index Fund, see Appendix B to this pricing supplement.

We refer to each of the S&P Metals & Mining Select Industry Index and the MSCI Brazil Index as an "Underlying Index."

- **TAX TREATMENT AS A UNIT COMPRISING A PUT OPTION AND A DEPOSIT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 192-A-III. By purchasing the notes, you agree (in the absence of an administrative determination or judicial ruling to the contrary) to treat (i) the notes for U.S. federal income tax purposes as units comprising: (x) a Put Option written by you that is terminated if an Optional Call occurs and that, if not terminated, in circumstances where the payment at maturity is less than $1,000 (excluding accrued and unpaid interest) requires you to pay us an amount equal to $1,000 multiplied by the absolute value of the Lesser Performing Underlying Return and (y) a Deposit of $1,000 per $1,000 principal amount note to secure your potential obligation under the Put Option and (ii) 9.50% of each interest payment as interest on the Deposit and the remainder as Put Premium. We will follow this approach in determining our reporting responsibilities, if any. Assuming this characterization is respected, amounts treated as interest on the Deposit will be taxed as ordinary income, while the Put Premium will not be taken into account prior to sale or settlement, including a settlement following an Optional Call. However, there are other reasonable treatments that the Internal Revenue Service (the "IRS") or a court may adopt, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments. While it is not clear whether the notes would be viewed as similar to the typical prepaid forward contract described in the notice, it is possible that any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. The notice focuses on a number of issues, the most relevant of which for holders of the notes are the character of income or loss (including whether the Put Premium might be currently included as ordinary income) and the degree, if any, to which income realized by Non-U.S. Holders should be subject to withholding tax. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements. Purchasers who are not initial purchasers of notes at the issue price should also consult their tax advisers with respect to the tax consequences of an investment in the notes, including possible alternative characterizations, as well as the allocation of the purchase price of the notes between the Deposit and the Put Option.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings, or any equity securities held by the Underlyings. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 192-A-III dated March 10, 2011.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. If the notes are not called, we will pay you your principal back at maturity only if a Trigger Event has not occurred or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not called, a Trigger Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of such Underlying, you will lose 1% of your principal amount at maturity for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level of such Underlying. **Accordingly, you could lose up to the entire principal amount of your notes.**

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or on any Optional Call Date and on the Interest Payment Dates, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE PRINCIPAL AMOUNT PLUS ACCRUED INTEREST REGARDLESS OF ANY APPRECIATION IN THE VALUE OF EITHER UNDERLYING** — If the notes are not called, a Trigger Event has not occurred and the Ending Underlying Level of either Underlying is not below the Starting Underlying Level of such Underlying, for each $1,000 principal amount note, you will receive $1,000 at maturity plus any accrued and unpaid interest, regardless of any appreciation in the value of either Underlying, which may be significant. If the notes are called, for each $1,000 principal amount note, you will receive $1,000 on the applicable Optional Call Date plus any accrued and unpaid interest, regardless of the appreciation in the value of either Underlying, which may be significant. Accordingly, the return on the notes may be significantly less than the return on a direct investment in either Underlying during the term of the notes.

- **YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE CLOSING PRICE OF EACH UNDERLYING** — Your return on the notes and your payment at maturity, if any, is not linked to a basket consisting of the Underlyings. If the notes are not called, your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to *both* of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing price of each Underlying.

- **THE BENEFIT PROVIDED BY THE PROTECTION AMOUNT MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES** — If, on any day during the Monitoring Period, the closing price of either Underlying is less than the Starting Underlying Level of such Underlying by more than the applicable Protection Amount, a Trigger Event will occur, and you will be fully exposed to any depreciation in the Lesser Performing Underlying. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of either Underlying is less than the Starting Underlying Level for such Underlying, you will lose 1% of the principal amount of your investment for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than the Starting Underlying Level. You will be subject to this potential loss of principal even if the relevant Underlying subsequently recovers such that the closing price is less than the Starting Underlying Level of such Underlying by less than the Protection Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus accrued and unpaid interest at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

- **YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING** — If the notes are not called and a Trigger Event occurs, you will lose some or all of your investment in the notes if the Ending Underlying Level of either Underlying is below its Starting Underlying Level. This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level. The two Underlyings' respective performances may not be correlated and, as a result, if the notes are not called, you may receive the principal amount of your notes at maturity only if there is a broad based rise in the performance of U.S. equities across diverse markets during the term of the notes.

- **THE OPTIONAL CALL FEATURE MAY FORCE A POTENTIAL EARLY EXIT** — Upon an Optional Call, the amount of interest payable on the notes will be less than the full amount of interest that would have been payable if the notes were held to maturity, and, for each $1,000 principal amount note, you will receive $1,000 plus accrued and unpaid interest to but excluding the applicable Optional Call Date.

- **REINVESTMENT RISK** — If your notes are called, the term of the notes may be reduced to as short as three months and you will not receive interest payments after the applicable Optional Call Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return and/or with a comparable interest rate for a similar level of risk in the event the notes are called prior to the Maturity Date.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, or upon a call described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those referred to under "Many Economic and Market Factors Will Influence the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **PROTECTION AMOUNT APPLIES ONLY IF YOU HOLD THE NOTES TO MATURITY** — Assuming the notes are not called, we will pay you your principal back at maturity only if the closing price of each Underlying is not less than its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period or the Ending Underlying Level of each Underlying is equal to or greater than the Starting Underlying Level of such Underlying. If the notes are not called and a Trigger Event has occurred, you will be fully exposed at maturity to any decline in the value of the Lesser Performing Underlying.

- **VOLATILITY RISK** — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the Pricing Date that such Underlying could close below its Starting Underlying Level by more than the applicable Protection Amount on any day during the Monitoring Period. An Underlying's volatility, however, can change significantly over the term of the notes. The closing price of an Underlying could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.

- **THERE ARE RISKS ASSOCIATED WITH THE UNDERLYINGS** — Although shares of the Underlyings are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlyings or that there will be liquidity in the trading market. The Underlyings are subject to management risk, which is the risk that the investment strategy of their respective investment advisors, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the Underlyings, and consequently, the value of the notes.

- **DIFFERENCES BETWEEN EACH UNDERLYING AND THE APPLICABLE UNDERLYING INDEX** — Each Underlying does not fully replicate the applicable Underlying Index and may hold securities not included in the applicable Underlying Index, and its performance will reflect additional transaction costs and fees that are not included in the calculation of the applicable Underlying Index, all of which may lead to a lack of correlation between an Underlying and the applicable Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between an Underlying and the applicable Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca, and are subject to market supply and investor demand, the market value of one share of such Underlying may differ from the net asset value per share of such Underlying. For all of the foregoing reasons, the performance of an Unverlying may not correlate with the performance of the applicable Underlying Index.

- **AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH THE METALS AND MINING INDUSTRY** — All or substantially all of the equity securities held by the SPDR® S&P® Metals & Mining ETF are issued by companies whose primary lines of business are directly associated with the metals and mining industry. As a result, the value of the notes may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers. The metals and mining industry can be significantly affected by international political and economic developments, energy conservation, the success of exploration projects, commodity prices and tax and other government regulations. Companies involved in the metals and mining industry may benefit from government subsidies or certain trade protections. If those subsidies or trade protections are reduced or removed, the profits of such companies may be affected, potentially drastically. In addition, competitive pressures and the cyclical nature of the metal and mining industry may have a significant effect on the financial condition of these companies. These companies are also subject to risks of changes in exchange rates, terrorist attacks, depletion of resources and reduced demand as a result of increases in energy efficiency, substitution and energy conservation. Such companies are subject to extensive federal, state and local environmental laws and regulations regarding air emissions and the disposal of hazardous materials and may be at risk for environmental damage claims. These factors could cause a downturn in the metals and mining industry and could cause the value of the equity securities held by the SPDR® S&P® Metals & Mining ETF and the price of the SPDR® S&P® Metals & Mining ETF to decline during the term of the notes.

- **NON-U.S. SECURITIES RISK** — The equity securities held by the iShares® MSCI Brazil Index Fund have been issued by non-U.S. companies (primarily Brazilian companies). Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries (including Brazil), including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

- **CURRENCY EXCHANGE RISK —** Because the prices of the equity securities underlying the iShares® MSCI Brazil Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the iShares® MSCI Brazil Index Fund, your notes will be exposed to currency exchange rate risk with respect to the currencies in which securities underlying the iShares® MSCI Brazil Index Fund are traded, which is primarily the Brazilian real. Your net exposure will depend on the extent to which the currencies in which securities underlying the iShares® MSCI Brazil Index Fund are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities underlying the iShares® MSCI Brazil Index Fund are traded, the net asset value of the iShares® MSCI Brazil Index Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:
  - existing and expected rates of inflation;
  - existing and expected interest rate levels;
  - the balance of payments; and
  - the extent of government surpluses or deficits in Brazil and the United States.

  All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of Brazil and the United States and other countries important to international trade and finance.

- **EMERGING MARKETS RISK** — The equity securities held by the iShares® MSCI Brazil Index Fund have been issued by non-U.S. companies located primarily in Brazil, which is an emerging markets country. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or

global trade conditions, and may suffer from extreme and volatile debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the iShares® MSCI Brazil Index Fund and the notes.

- LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
- NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in or held by the Underlyings would have.
- HEDGING AND TRADING IN THE UNDERLYINGS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including instruments related to the Underlyings or the equity securities held by the Underlyings. We or our affiliates may also trade in the Underlyings or instruments related to the Underlyings or held by the Underlyings from time to time. Any of these hedging or trading activities as of the Pricing Date and during the term of the notes could adversely affect the likelihood of an Optional Call or our payment to you at maturity. It is possible that such hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.
- THE ANTI-DILUTION PROTECTION FOR THE UNDERLYINGS IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factors for certain events affecting the shares of the Underlyings. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Underlyings. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.
- MANY ECONOMIC AND MARKET FACTORS WILL INFLUENCE THE VALUE OF THE NOTES — In addition to the prices of the Underlyings on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether a Trigger Event has occurred;
  - the interest rate on the notes;
  - the actual and expected volatility of the Underlyings;
  - the time to maturity of the notes;
  - the Optional Call feature and whether we are expected to call the notes, which are likely to limit the value of the notes;
  - the dividend rates on the equity securities held by the Underlyings;
  - the expected positive or negative correlation between the Underlyings, or the expected absence of any such correlation;
  - interest and yield rates in the market generally as well as in the markets of the equity securities held by the Underlyings;
  - a variety of economic, financial, political, regulatory and judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which the equity securities held by the iShares® MSCI Brazil Index Fund trade and the correlation between those rates and the prices of shares of the iShares® MSCI Brazil Index Fund;
  - the occurrence of certain events to the Underlyings that may or may not require an adjustment to the applicable Share Adjustment Factor; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs show the historical weekly performance of the SPDR® S&P® Metals & Mining ETF from June 23, 2006 through August 26, 2011 and the iShares® MSCI Brazil Index Fund from January 6, 2006 through August 26, 2011. The closing price of one share of the SPDR® S&P® Metals & Mining ETF on August 26, 2011 was $55.75. The closing price of one share of the iShares® MSCI Brazil Index Fund on August 26, 2011 was $61.36.

We obtained the various closing prices of the Underlyings below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing price of either Underlying on the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment.





What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The "note total return" as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity plus the interest payments received over the term of the notes per $1,000 principal amount note to $1,000. **The table and examples below assume that the notes are not called prior to maturity and that the Lesser Performing Underlying is the iShares® MSCI Brazil Index Fund. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity.** In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of $60.00 and reflect the Interest Rate of 10.00% per annum over the term of the notes (assuming no Optional Call) and the Protection Amount of 40.00%. **If the notes are called prior to maturity, your total return and total payment may be less than the amounts indicated below.** The hypothetical total returns and total payments set forth below are for illustrative purposes only and may not be the actual total returns or total payments applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Underlying Level	Lesser Performing Underlying Return	Trigger Event Has Not Occurred (1)		Trigger Event Has Occurred (1)	
		Note Total Return	Total Payments over the Term of the Notes	Note Total Return	Total Payments over the Term of the Notes
$108.000	80.00%	10.00%	$1,100.00	10.00%	$1,100.00
$99.000	65.00%	10.00%	$1,100.00	10.00%	$1,100.00
$90.000	50.00%	10.00%	$1,100.00	10.00%	$1,100.00
$84.000	40.00%	10.00%	$1,100.00	10.00%	$1,100.00
$78.000	30.00%	10.00%	$1,100.00	10.00%	$1,100.00
$72.000	20.00%	10.00%	$1,100.00	10.00%	$1,100.00
$66.000	10.00%	10.00%	$1,100.00	10.00%	$1,100.00
$63.000	5.00%	10.00%	$1,100.00	10.00%	$1,100.00
$60.000	0.00%	10.00%	$1,100.00	10.00%	$1,100.00
$57.000	-5.00%	10.00%	$1,100.00	5.00%	$1,050.00
$54.000	-10.00%	10.00%	$1,100.00	0.00%	$1,000.00
$48.000	-20.00%	10.00%	$1,100.00	-10.00%	$900.00
$42.000	-30.00%	10.00%	$1,100.00	-20.00%	$800.00
$36.000	-40.00%	10.00%	$1,100.00	-30.00%	$700.00
$35.994	-40.01%	N/A	N/A	-30.01%	$699.90
$30.000	-50.00%	N/A	N/A	-40.00%	$600.00
$24.000	-60.00%	N/A	N/A	-50.00%	$500.00
$18.000	-70.00%	N/A	N/A	-60.00%	$400.00
$12.000	-80.00%	N/A	N/A	-70.00%	$300.00
$6.000	-90.00%	N/A	N/A	-80.00%	$200.00
$0.000	-100.00%	N/A	N/A	-90.00%	$100.00

(1) A Trigger Event occurs if the closing price of either Underlying is less than the Starting Underlying Level of such Underlying by more than 40% on any day during the Monitoring Period.

The following examples illustrate how the note total returns and total payments set forth in the table above are calculated.

Example 1: The price of the Lesser Performing Underlying increases from the Starting Underlying Level of $60 to an Ending Underlying Level of $63. Because the Ending Underlying Level of the Lesser Performing Underlying of $63 is greater than its Starting Underlying Level of $60, regardless of whether a Trigger Event has occurred, the investor receives total payments of $1,100 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 2: A Trigger Event has not occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $60 to an Ending Underlying Level of $48. Even though the Ending Underlying Level of the Lesser Performing Underlying of $48 is less than its Starting Underlying Level of $60, because a Trigger Event has not occurred, the investor receives total payments of $1,100 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $1,000 per $1,000 principal amount note. *This represents the maximum total payment an investor may receive over the term of the notes.*

Example 3: A Trigger Event has occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $60 to an Ending Underlying Level of $48. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of $48 is less than its Starting Underlying Level of $60, the investor receives total payments of $900 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -20\%)] + \$100 = \$900$$

Example 4: A Trigger Event has occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $60 to an Ending Underlying Level of $30. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of $30 is less than its Starting Underlying Level of $60, the investor receives total payments of $600 per $1,000 principal amount note over the term of the notes, consisting of interest payments of $100 per $1,000 principal amount note over the term of the notes and a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$$[\$1,000 + (\$1,000 \times -50\%)] + \$100 = \$600$$

Example 5: A Trigger Event has occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $60 to an Ending Underlying Level of $0. Because a Trigger Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of $0 is less than its Starting Underlying Level of $60, the investor receives total payments of $100 per $1,000 principal amount note over the term of the notes, consisting solely of interest payments of $100 per $1,000 principal amount note over the term of the notes, calculated as follows:

$$[\$1,000 + (\$1,000 \times -100\%)] + \$100 = \$100$$

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical total returns and payouts shown above would likely be lower.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as our special products counsel, when the notes offered by this pricing supplement have been executed and issued by us and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be our valid and binding obligations, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), *provided* that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and its authentication of the notes and the validity, binding nature and enforceability of the indenture with respect to the trustee, all as stated in the letter of such counsel dated March 23, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by us on March 23, 2011.

SPDR® S&P® Metals & Mining ETF

We have derived all information contained in this pricing supplement regarding the SPDR® S&P® Metals & Mining ETF, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by SPDR® Series Trust and SSgA Funds Management, Inc. ("SSFM"). We make no representation or warranty as to the accuracy or completeness of such information. The SPDR® S&P® Metals & Mining ETF is an investment portfolio maintained and managed by SSFM. SSFM is the investment adviser to the SPDR® S&P® Metals & Mining ETF. The SPDR® S&P® Metals & Mining ETF is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "XME." The inception date of the SPDR® S&P® Metals & Mining ETF is June 19, 2006. Prior to January 8, 2007 the SPDR® S&P® Metals & Mining ETF was known as the SPDR® Metals and Mining ETF.

SPDR® Series Trust is a registered investment company that consists of numerous separate investment portfolios, including the SPDR® S&P® Metals & Mining ETF. Information provided to or filed with the SEC by SPDR® Series Trust pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-57793 and 811-08839, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding SPDR® Series Trust, SSFM or the SPDR® S&P® Metals & Mining ETF, please see the SPDR® Series Trust's Prospectus, dated October 31, 2010 (as supplemented on December 17, 2010 and January 26, 2011 and as may be amended or supplemented from time to time). In addition, information about SPDR® Series Trust, SSFM and the SPDR® S&P® Metals & Mining ETF may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the SPDR® Series Trust website at https://www.spdrs.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

This pricing supplement relates only to the notes offered hereby and does not relate to the SPDR® S&P® Metals & Mining ETF. We have derived all disclosures contained in this pricing supplement regarding the SPDR® Series Trust or the SPDR® S&P® Metals & Mining ETF from the publicly available documents described in the preceding paragraph. In connection with the offering of the notes, neither we nor any agent has participated in the preparation of such documents or made any due diligence inquiry with respect to the SPDR® Series Trust or the SPDR® S&P® Metals & Mining ETF. Neither we nor any agent makes any representation that such publicly available documents or any other publicly available information regarding the SPDR® Series Trust or the SPDR® S&P® Metals & Mining ETF is accurate or complete. Furthermore, we cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents described in the preceding paragraph) that would affect the trading price of shares of the SPDR® S&P® Metals & Mining ETF (and therefore the price of shares of the SPDR® S&P® Metals & Mining ETF on the pricing date) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the SPDR® Series Trust or the SPDR® S&P® Metals & Mining ETF could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes.

The SPDR® Series Trust consists of separate investment portfolios (each, a "SPDR® Series Fund"). Each SPDR® Series Fund is an index fund that invests in a particular industry or group of industries represented by one of the S&P Select Industry Indices (the "Select Industry Indices" and each, a "Select Industry Index"). The companies included in each Select Industry Index are selected on the basis of Global Industry Classification Standards ("GICS") from a universe of companies defined by the S&P® Total Market Index (the "S&P TM Index"), a U.S. total market composite index. The investment objective of each Select Industry SPDR® Fund is to provide investment results that, before expenses, correspond generally to the price and yield performance of publicly traded equity securities of companies in a particular industry or group of industries, as represented by the relevant Select Industry Index.

Investment Objective and Strategy

The SPDR® S&P® Metals & Mining ETF seeks to replicate as closely as possible, before fees and expenses, the total return of the S&P Metals & Mining Select Industry Index. The S&P Metals & Mining Select Industry Index represents the metals and mining sub-industry portion of the U.S. equity market. The S&P Metals & Mining Select Industry Index includes companies in the following sub-industries: coal and consumable fuels, aluminum, diversified metals and mining, gold, precious metals and minerals and steel.

Replication

In seeking to track the performance of the S&P Metals & Mining Select Industry Index, the SPDR® S&P® Metals & Mining ETF employs a "replication" strategy, which means that the SPDR® S&P® Metals & Mining ETF typically invests in substantially all of the securities represented in the S&P Metals & Mining Select Industry Index in approximately the same proportions as the S&P Metals & Mining Select Industry Index. Under normal market conditions, the SPDR® S&P® Metals & Mining ETF generally invests substantially all, but at least 80%, of its total assets in the securities included in the S&P Metals & Mining Select Industry Index. In addition, the SPDR® S&P® Metals & Mining ETF may invest in equity securities that are not included in the S&P Metals & Mining Select Industry Index, futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSFM).

Correlation

The S&P Metals & Mining Select Industry Index is a theoretical financial calculation, while the SPDR® S&P® Metals & Mining ETF is an actual investment portfolio. The performance of the SPDR® S&P® Metals & Mining ETF and the S&P

Metals & Mining Select Industry Index will vary somewhat due to operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. The SPDR® S&P® Metals & Mining ETF seeks to track the performance of the S&P Metals & Mining Select Industry Index as closely as possible (*i.e.*, achieve a high degree of correlation with the S&P Metals & Mining Select Industry Index). A figure of 1.00 would indicate perfect correlation. Any correlation of less than 1.00 is called a "tracking error." The SPDR® S&P® Metals & Mining ETF, using a replication strategy, can be expected to have a lesser tracking error than a fund using a representative sampling strategy. Representative sampling is a strategy in which a fund invests in a representative sample of securities in an underlying index.

Holdings Information

As of August 25, 2011, the SPDR® S&P® Metals & Mining ETF included 42 companies, and the SPDR® S&P® Metals & Mining ETF's three largest holdings were Allied Nevada Gold Corp., Royal Gold, Inc. and Newmont Mining Corporation. The following table summarizes the SPDR® S&P® Metals & Mining ETF's holdings in individual companies as of such date.

All Holdings in Individual Securities as of August 25, 2011

Ticker	Name	Sector	Weight
ANV	Allied Nevada Gold Corp.	Materials	4.21%
RGLD	Royal Gold, Inc.	Materials	4.06%
NEM	Newmont Mining Corporation	Materials	3.78%
CDE	Coeur D'Alene Mines Corporation	Materials	3.70%
HL	Hecla Mining Company	Materials	3.22%
MCP	Molycorp, Inc.	Materials	3.18%
UXG	US Gold Corporation	Materials	3.18%
CLD	Cloud Peak Energy Inc.	Energy	2.96%
CRS	Carpenter Technology Corporation	Materials	2.91%
FCX	Freeport-McMoRan Copper & Gold Inc.	Materials	2.88%
CNX	Consol Energy Inc.	Energy	2.84%
CLF	Cliffs Natural Resources Inc.	Materials	2.81%
CMP	Compass Minerals International, Inc.	Materials	2.71%
BTU	Peabody Energy Corporation	Energy	2.69%
NUE	Nucor Corporation	Materials	2.69%
TIE	Titanium Metals Corporation	Materials	2.62%
RS	Reliance Steel & Aluminum Co.	Materials	2.53%
CMC	Commercial Metals Company	Materials	2.50%
WOR	Worthington Industries, Inc.	Materials	2.49%
AA	Alcoa Inc.	Materials	2.45%
SCHN	Schnitzer Steel Industries, Inc.	Materials	2.40%
CENX	Century Aluminum Company	Materials	2.37%
SWC	Stillwater Mining Company	Materials	2.35%
ATI	Allegheny Technologies Incorporated	Materials	2.32%
ACI	Arch Coal, Inc.	Energy	2.30%
ANR	Alpha Natural Resources, Inc.	Energy	2.27%
GSM	Globe Specialty Metals, Inc.	Materials	2.27%
STLD	Steel Dynamics, Inc.	Materials	2.27%
RTI	RTI International Metals, Inc.	Materials	2.20%
WLT	Walter Energy, Inc.	Materials	2.14%
PCX	Patriot Coal Corporation	Energy	2.06%
X	United States Steel Corporation	Materials	1.98%
KALU	Kaiser Aluminum Corporation	Materials	1.91%
AKS	AK Steel Holding Corporation	Materials	1.72%
JRCC	James River Coal Company	Energy	1.66%
USU	USEC Inc.	Energy	1.57%
GMO	General Moly, Inc.	Materials	1.29%
HAYN	Haynes International, Inc.	Materials	1.26%
ZINC	Horsehead Holding Corp.	Materials	1.25%
ACO	AMCOL International Corporation	Materials	0.88%
MTRN	Materion Corporation	Materials	0.87%
85749P9A	State Street Institutional Liquid Reserves	Unassigned	0.27%

As of August 25, 2011, the SPDR® S&P® Metals & Mining ETF's three largest sub-industries were Steel, Diversified Metals & Mining and Coal & Consumable Fuels. The following table summarizes the SPDR® S&P® Metals & Mining ETF's sub-industries as of such date.

Industry Breakdown of the SPDR® S&P® Metals & Mining ETF as of August 25, 2011*

Industry	Net Assets
Steel	27.95%
Diversified Metals & Mining	22.36%
Coal & Consumable Fuels	18.38%
Gold	15.26%
Precious Metals & Minerals	9.30%
Aluminum	6.74%

* The SPDR® S&P® Metals & Mining ETF's industry breakdown is expressed as a percentage of net assets and may change over time.

The information above was compiled from the SPDR® Series Trust website. We make no representation or warranty as to the accuracy of the information above. Information contained in the SPDR® Series Trust website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by State Street Global Markets, LLC ("SSGM"). SSGM makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. SSGM has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

S&P Metals & Mining Select Industry Index

We have derived all information contained in this pricing supplement regarding the S&P Metals & Mining Select Industry Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's Financial Services LLC ("S&P"). We have not independently verified such information. We make no representation or warranty as to the accuracy or completeness of such information. S&P has no obligation to continue to calculate and publish, and may discontinue calculation and publication of the S&P Metals & Mining Select Industry Index.

The S&P Metals & Mining Select Industry Index is reported by Bloomberg L.P. under the ticker symbol "SPSIMM."

The S&P Metals & Mining Select Industry Index is an equal-weighted index that is designed to measure the performance of the metals and mining sub-industry portion of the S&P TM Index, a benchmark that measures the performance of the U.S. equity market. The S&P TM Index includes all U.S. common equities listed on the NYSE (including NYSE Arca), the NYSE Amex, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. Each of the component stocks in the S&P Metals & Mining Select Industry Index is a constituent company within the metals and mining sub-industry portion of the S&P TM Index.

Additional information concerning the S&P Metals & Mining Select Industry Index may be obtained at the S&P website (www.indices.standardandpoors.com). Information contained in the S&P website is not incorporated by reference in, and should not be considered part of, this pricing supplement.

Index Eligibility

For purposes of membership in the S&P Metals & Mining Select Industry Index, S&P applies the inclusion and exclusion criteria separately. Membership is based on a company's GISC classification, as well as liquidity and market cap requirements.

Index Inclusion Criteria

To be eligible for inclusion in the S&P Metals & Mining Select Industry Index, companies must be in the S&P TM Index, must be included in the relevant GICS sub-industry and must satisfy one of the two following combined size and liquidity criteria:

1. float-adjusted market capitalization above US$500 million and float-adjusted liquidity ratio ("FALR") above 90%; or

2. float-adjusted market capitalization above US$400 million and float-adjusted liquidity ratio above 150%.

All companies satisfying the above requirements are included in the S&P Metals & Mining Select Industry Index. The total number of companies in the S&P Metals & Mining Select Industry Index should be at least 35. If there are fewer than 35 stocks in the S&P Metals & Mining Select Industry Index, stocks from a supplementary list of highly correlated sub-industries, that meet the market capitalization and liquidity thresholds above, are included in order of their float-adjusted market capitalization to reach 35 constituents. Minimum market capitalization requirements may be relaxed to ensure there are at least 22 companies in the S&P Metals & Mining Select Industry Index as of each rebalancing effective date.

Index Exclusion Criteria

Existing index constituents are removed at the quarterly rebalancing effective date if either their float-adjusted market capitalization falls below US $300 million or their FALR falls below 50%.

Eligibility Factors

Market Capitalization. Float-adjusted market capitalization should be at least US$400 million for inclusion in the S&P Metals & Mining Select Industry Index. Existing index components must have a float-adjusted market capitalization of US$300 million to remain in the S&P Metals & Mining Select Industry Index at each rebalancing.

Liquidity. The liquidity measurement used is a liquidity ratio, defined as dollar value traded over the previous 12-months divided by the float-adjusted market capitalization as of the S&P Metals & Mining Select Industry Index rebalancing reference date.

Stocks having a float-adjusted market capitalization above US$500 million must have a liquidity ratio greater than 90% to be eligible for addition to the S&P Metals & Mining Select Industry Index. Stocks having a float-adjusted market capitalization between US$400 and US$500 million must have a liquidity ratio greater than 150% to be eligible for addition to the S&P Metals & Mining Select Industry Index. Existing index constituents must have a liquidity ratio greater than 50% to remain in the S&P Metals & Mining Select Industry Index at the quarterly rebalancing. The length of time to evaluate liquidity is reduced to the available trading period for IPOs or spin-offs that do not have 12 months of trading history.

Domicile. U.S. companies only.

Takeover Restrictions. At the discretion of S&P, constituents with shareholder ownership restrictions defined in company Bylaws may be deemed ineligible for inclusion in the S&P Metals & Mining Select Industry Index. Ownership restrictions preventing entities from replicating the index weight of a company may be excluded from the eligible universe or removed from the S&P Metals & Mining Select Industry Index.

Turnover. S&P believes turnover in index membership should be avoided when possible. At times a company may appear to temporarily violate one or more of the addition criteria. However, the addition criteria are for addition to the S&P Metals & Mining Select Industry Index, not for continued membership. As a result, an index constituent that appears to violate criteria for addition to the S&P Metals & Mining Select Industry Index will not be deleted unless ongoing conditions warrant a change in the composition of the S&P Metals & Mining Select Industry Index.

Sector Classification. The S&P Metals & Mining Select Industry Index includes companies in the following GICS sub-industries: coal and consumable fuels, aluminum, diversified metals and mining, gold, precious metals and minerals and steel.

Index Construction and Calculations

The S&P Metals & Mining Select Industry Index is equal-weighted, with adjustments to constituent weights to ensure concentration and liquidity requirements, and calculated by the divisor methodology.

The initial divisor is set to have a base index value of 1000 on December 17, 1999. The index value is simply the index market value divided by the index divisor:

$$\text{Index Value} = (\text{Index Market Value}) / \text{Divisor}$$

$$\text{Index Market Value} = \sum_{i=1}^{N} P_i \times \text{Shares}_i \times \text{IWF}_i \times \text{AWF}_i$$

where N is the number of stocks in the index, P_i the price of stock, IWF_i is the float factor of stock, and AWF_i is the adjustment factor of stock *i* assigned at each index rebalancing date, *t,* which makes all index constituents modified market capitalization equal (and, therefore, equal weight), while maintaining the total market value of the overall index. The AWF for each index constituent, *i,* at rebalancing date, *t,* is calculated by:

$$\text{AWF}_{i,t} = Z / (N \times \text{FloatAdjustedMarketValue}_{i,t})$$

where Z is an index specific constant set for the purpose of deriving the AWF and, therefore, each stock's share count used in the index calculation (often referred to as modified index shares).

In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing.

$$(\text{Index Value})_{\text{before rebalance}} = (\text{Index Value})_{\text{after rebalance}}$$

Therefore,

$$(\text{Divisor})_{\text{after rebalance}} = (\text{Index Market Value})_{\text{after rebalance}} / (\text{Index Value})_{\text{before rebalance}}$$

Constituent Weightings

At each quarterly rebalancing, stocks are initially equally-weighted using closing prices as of the second Friday of the last month of quarter as the reference price. Adjustments are then made to ensure that there are no stocks whose weight in the S&P Metals & Mining Select Industry Index is more than can be traded in a single day for a US$ 500 million portfolio.

S&P calculates a maximum basket liquidity weight for each stock in the S&P Metals & Mining Select Industry Index using the ratio of its three-month average daily value traded to US$ 500 million. Each stock's weight in the S&P Metals & Mining Select Industry Index is, then, compared to its maximum basket liquidity weight and is set to the lesser of its maximum basket liquidity weight or its initial equal weight. All excess weight is redistributed across the S&P Metals & Mining Select Industry Index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the S&P Metals & Mining Select Industry Index has a weight greater that 4.5%. This step of the iterative weighting process may force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. In such cases, S&P will make no further adjustments.

Index Maintenance

The membership to Underlying Index is reviewed quarterly. Rebalancings occur after the closing on the third Friday of the quarter ending month. The reference date for additions and deletions is after the closing of the last trading date of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights.

Timing of Changes

Additions. Companies are added between rebalancings only if a deletion in the S&P Metals & Mining Select Industry Index causes the stock count to fall below 22. In those cases, each stock deletion is accompanied with a stock addition. The new company will be added to the S&P Metals & Mining Select Industry Index at the weight of the deleted constituent. In the case of mergers involving at least one index constituent, the merged company will remain in the S&P Metals & Mining Select Industry Index if it meets all of the eligibility requirements. The merged company will be added to the S&P Metals & Mining Select Industry Index at the weight of the pre-merger index constituent. If both companies involved in a merger are index constituents, the merged company will be added at the weight of the company deemed the acquirer in the transaction. In the case of spin-offs, the S&P Metals & Mining Select Industry Index will follow the S&P TM Index's treatment of the action. If the S&P TM Index treats the pre- and post-spun company as a deletion/addition action, using the stock's when-issued price, the S&P Metals & Mining Select Industry Index will treat the spin-off this way as well.

Deletions. A company is deleted from the S&P Metals & Mining Select Industry Index if the S&P TM Index drops the constituent. If a constituent deletion causes the number of companies in the relevant index to fall below 22, each stock deletion is accompanied with a stock addition. In case of GICS changes, where a company does not belong to a qualifying sub-industry after the classification change, it is removed from the S&P Metals & Mining Select Industry Index at the next rebalancing.

Adjustments

The table below summarizes the types of index maintenance adjustments and indicates whether or not an index adjustment is required.

S&P TM Index Action	Adjustment Made to the S&P Metals & Mining Select Industry Index	Divisor Adjustment?
Constituent deletion	If the constituent is a member of the S&P Metals & Mining Select Industry Index, it is dropped.	Yes
Constituent addition	Only in cases where the deletion causes the component count to fall below 22 stocks, then the deletion is accompanied by an addition assuming the weight of the dropped stock.	
	When a stock is removed from the S&P Metals & Mining Select Industry Index at a price of $0.00, the stock's replacement will be added to the S&P Metals & Mining Select Industry Index at the weight using the previous day's closing value, or the most immediate prior business day that the deleted stock was not valued at $0.00.	
Share changes between quarterly share adjustments	None.	No
Quarterly share changes	There is no direct adjustment, however, on the same date the S&P Metals & Mining Select Industry Index rebalancing will take place.	Only because of the S&P Metals & Mining Select Industry Index rebalancing.

GICS change	None. If, after the GICS change, a company no longer qualifies to belong to the S&P Metals & Mining Select Industry Index, it is removed at the next rebalancing.	No
Spin-off treated as a deletion/addition action in the S&P® TMI	No weight change. The price is adjusted to when-issued price of the parent company, as announced in the S&P® TMI action. Index shares change so that the company's weight remains the same as its weight before the spin-off.	No

Corporate Actions

Corporate Action	Adjustment Made to the S&P Metals & Mining Select Industry Index	Divisor Adjustment?
Spin-off	In general, both the parent company and spin-off companies will remain in the S&P Metals & Mining Select Industry Index until the next index rebalancing, regardless of whether they conform to the theme of the S&P Metals & Mining Select Industry Index. When there is no market-determined price available for the spin, the spin is added to the S&P Metals & Mining Select Industry Index at zero price at the close of the day before the ex-date.	No
Rights Offering	The price is adjusted to the price of the parent company minus (the price of the rights subscription/rights ratio). The index shares change so that the company's weight remains the same as its weight before the spin-off.	No
Stock Dividend, Stock Split or Reverse Stock Split	The index shares are multiplied by and price is divided by the split factor.	No
Share Issuance or Share Repurchase, Equity Offering or Warrant Conversion	None.	No
Special Dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

The iShares® MSCI Brazil Index Fund

We have derived all information contained in this pricing supplement regarding the iShares® MSCI Brazil Index Fund, including, without limitation, its make up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, iShares®, Inc., BlackRock Institutional Trust Company, N.A. ("BTC") and BlackRock Fund Advisors ("BFA"). The iShares® MSCI Brazil Index Fund is an investment portfolio maintained and managed by iShares®, Inc. BFA is currently the investment adviser to the iShares® MSCI Brazil Index Fund. The iShares® MSCI Brazil Index Fund is an exchange-traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "EWZ." We make no representations or warranty as to the accuracy or completeness of the information derived from these public sources.

iShares®, Inc. is a registered investment company that consists of numerous separate investment portfolios, including the iShares® MSCI Brazil Index Fund. Information provided to or filed with the SEC by iShares®, Inc. pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding iShares®, Inc., BFA and the iShares® MSCI Brazil Index Fund, please see the Prospectus dated January 1, 2011. In addition, information about iShares® and the iShares® MSCI Brazil Index Fund may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents and the iShares® website at www.ishares.com. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Investment Objective and Strategy

The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian market, as measured by the MSCI Brazil Index. The iShares® Brazil Index Fund holds equity securities traded primarily in Brazil. The MSCI Brazil Index was developed by MSCI Inc. ("MSCI") as an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil. For more information about the MSCI Brazil Index, see "The MSCI Brazil Index" below.

As of July 29, 2011, the iShares® MSCI Brazil Index Fund's three largest equity securities were Petrobras Petroleo Brasileiro SA, Preferred; Cia Vale do Rio Doce, Preferred-Class A and Petrobras Petroleo Brasileiro SA. Its three largest sectors were materials, financials and energy.

The iShares® MSCI Brazil Index Fund uses a representative sampling strategy (as described below under "—Representative Sampling") to try to track the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund generally invests at least 95% of its assets in the securities of the MSCI Brazil Index and in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund will at all times invest at least 80% of its assets in the securities of the MSCI Brazil Index or in depositary receipts representing securities included in the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may invest the remainder of its assets in other securities, including securities not in the MSCI Brazil Index, futures contracts, options on futures contracts, other types of options and swaps related to the MSCI Brazil Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates.

Representative Sampling

BFA uses a "representative sampling" indexing strategy to manage the iShares® MSCI Brazil Index Fund. "Representative sampling" is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to the MSCI Brazil Index. Securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of the MSCI Brazil Index. The iShares® MSCI Brazil Index Fund may or may not hold all of the securities in the MSCI Brazil Index.

Correlation

The MSCI Brazil Index is a theoretical financial calculation, while the iShares® MSCI Brazil Index Fund is an actual investment portfolio. The performance of the iShares® MSCI Brazil Index Fund and the MSCI Brazil Index may vary due to transaction costs, non-U.S. currency valuation, asset valuations, corporate actions (such as mergers and spin-offs), timing variances, and differences between the iShares® MSCI Brazil Index Fund's portfolio and the MSCI Brazil Index resulting from legal restrictions (such as diversification requirements) that apply to the iShares® MSCI Brazil Index Fund but not to the MSCI Brazil Index or the use of representative sampling. "Tracking error" is the difference between the performance (return) of a fund's portfolio and that of its underlying index. BFA expects that, over time, the iShares® MSCI Brazil Index Fund's tracking error will not exceed 5%. The iShares® MSCI Brazil Index Fund, using a representative sampling strategy, can be expected to have a greater tracking error than a fund using a replication strategy. Replication is a strategy in which a fund invests in substantially all of the securities in its underlying index in approximately the same proportions as in the underlying index.

Industry Concentration Policy

The iShares® MSCI Brazil Index Fund will concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries to approximately the same extent that the MSCI Brazil Index is concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities) and repurchase agreements collateralized by U.S. government securities are not considered to be issued by members of any industry.

Holdings Information

As of July 29, 2011, 99.55% of the iShares® MSCI Brazil Index Fund's holdings consisted of equity securities, 0.01% consisted of cash and 0.44% was in other assets, including dividends booked but not yet received. The following tables summarize the iShares® MSCI Brazil Index Fund's top holdings in individual companies and by sector as of such date.

Top holdings in individual securities as of July 29, 2011

Company	Percentage of Total Holdings
Petrobras Petroleo Brasileiro SA, Preferred	10.70%
Cia Vale do Rio Doce, Preferred-Class A	9.97%
Petrobras Petroleo Brasileiro SA	8.40%
Itau Unibanco Banco Multiplo SA	7.79%
Cia Vale do Rio Doce, ADR	6.96%
Banco Bradesco SA, Preferred	5.73%
Cia de Bebidas das Americas, Preferred	3.71%
Itausa-Investimentos Itau, Preferred	2.68%
BRF – Brasil Foods SA	2.15%
BM&F Bovespa SA	1.93%

Top holdings by sector as of July 29, 2011

Sector	Percentage of Total Holdings
Materials	24.04%
Financials	23.26%
Energy	22.56%
Consumer Staples	9.22%
Utilities	5.99%
Consumer Discretionary	4.70%
Industrials	3.33%
Telecommunication Services	3.16%
Information Technology	2.39%
Health Care	0.92%
Other/Undefined	0.45%

The information above was compiled from the iShares® website. We make no representation or warranty as to the accuracy or completeness of such information. Information contained in the iShares® website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Disclaimer

The notes are not sponsored, endorsed, sold or promoted by BTC. BTC makes no representations or warranties to the owners of the notes or any member of the public regarding the advisability of investing in the notes. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the notes.

The MSCI Brazil Index

We have derived all information contained in this pricing supplement regarding the MSCI Brazil Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI. We make no representation or warranty as to the accuracy or completeness of such information. The MSCI Brazil Index is calculated, maintained and published by MSCI. MSCI has no obligation to continue to publish, and may discontinue publication of, the MSCI Brazil Index.

The MSCI Brazil Index is a free float-adjusted, capitalization-weighted index that BM&FBOVESPA (The Brazilian exchange) and is nondiversified. The MSCI Brazil Index is reported by Bloomberg L.P. under the ticker symbol "MXBR." Component companies must meet objective criteria for inclusion in the MSCI Brazil Index, taking into consideration unavailable strategic shareholdings and limitations to foreign ownership. The MSCI Brazil Index has a base date of December 31, 1987.

For more information on the index calculation methodology used to formulate the MSCI Brazil Index (and which is also used to formulate the indices included in the MSCI Global Index Series), see the section entitled "The MSCI Indices" beginning on page PS-43 of the accompanying product supplement no. 192-A-III. References to "the MSCI Indices" contained in the above-referenced section will be deemed to include the MSCI Brazil Index for purposes of this Appendix B.